(Summary translation)

Amendment Report to The Annual Securities Report Including Financial Statements Under Japanese GAAP For the Year Ended March 31, 2002

Matsui Securities Co., Ltd.
1-4 Hanzomon First Bldg., Kojimachi, Chiyoda-ku, Tokyo, Japan

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Filed with the Director of the Kanto Local Finance Bureau
On December 16, 2004

Original errors are shown by underlined type while **amendments** to them are shown by underlined, bold-faced type.

1 Information on the Company

Part 4. Corporate Profiles

6 Operations of Business

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

(iii) Beneficiary Certificates

(Original Report)

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Year ended March 31, 2001	1,021	—	—	—	—	—	—	1,021
Year ended March 31, 2002	34,445	—	18	—	—	—	—	34,463

(Amended Report)

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Year ended March 31, 2001	1,021	—	—	—	—	—	—	1,021
Year ended March 31, 2002	34,445	—	—	**18**	—	—	—	34,463